# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golar LNG Limited, CIK 0001207179
CUSIP: G9456A100
Title of class of securities: Common Shares, $1.00 par value per share
Address of issuer's principal executive offices: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-021878
Filed by CIK 0001687509

## Reporting persons
- Rubric Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,975,149; sole dispositive power 0; shared dispositive power 8,975,149; aggregate amount beneficially owned 8,975,149 (8.59% of the class)
- David Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,975,149; sole dispositive power 0; shared dispositive power 8,975,149; aggregate amount beneficially owned 8,975,149 (8.59% of the class)

## Item 1. Issuer
Name of issuer: Golar LNG Limited
Address of issuer's principal executive offices: 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, D0, HM 11

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Rubric Capital Management LP ("Rubric Capital"), the investment adviser to certain investment funds and/or accounts (collectively, the "Rubric Funds") that hold the s common shares, $1.00 par value per share ("Common Shares") of Golar LNG Limited, a Bermuda corporation (the "Issuer") reported herein; and

(ii) David Rosen ("Mr. Rosen"), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 155 East 44th St, Suite 1630, New York, NY 10017.
Citizenship: Rubric Capital is a Delaware limited partnership. Mr. Rosen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 104,534,703 Common Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.
Percent of class: 8.59
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Rubric Capital Master Fund LP, a Rubric Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rubric Capital Management LP: /s/ Michael Nachmani, Michael Nachmani / Chief Operating Officer (05/14/2025)
- David Rosen: /s/ David Rosen, David Rosen / individually (05/14/2025)